UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date January, 27,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

January 27, 2026
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES THE DATE OF ITS ORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors of Grupo Cibest S.A. has decided to set the date for its Ordinary General Shareholders’ Meeting, which will take place on Tuesday, March 24, 2026, and instructed the President to issue the call notice. The Ordinary General Shareholders’ Meeting notice will be published in accordance with the legal requirements and the bylaws and will include the meeting place, agenda, and other relevant information.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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